Kenneth G. Eade

Attorney at Law

190 North Canon Drive suite 420

Beverly Hills California 90210

(310) 275-3055 Fax: (310) 861-0620

January 10, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Registration Statement on Form 10

File No. 000-29482

Dear Ms. Breslin:

The undersigned represents Premier Holding Corp. as securities counsel.  Dr. Jack Gregory has authorized me to respond to your comment letter of October 29, 2009.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

1.

The company’s prior registration was revoked because it was behind in its filings.  None of comments on the proxy statement are applicable to the company’s new Form 10 filing, which contains a complete and full disclosure of all facts relating to the company and its financial condition.

Nevertheless, the company wishes to address the previous comments, even though they are irrelevant.  The comments are addressed below, sub-numbered to correspond with the numbered comments of the August 18, 2008 comment letter:

  1)

The acknowledgment appears at the bottom of this letter.

  2)

As can be seen from the latest shareholder’s list, Chung Ling Po has 151,450  shares  after the reverse split has been effected.

  3)

This comment relates to a board resolution regarding a noticed meeting and is not applicable to a Form 10.

  4)

A corporate charter can be reinstated in Nevada by paying the default fees.

Dr. Gregory paid the fees.

  5)

This comment has to do with voting and is not applicable to a Form 10.

  6)

This comment has to do with Dr. Gregory seeking ratification of his appointment.  He no    longer seeks it and it is inapplicable to the Form 10.  All disclosures of Dr. Gregory’s involvement in the company have been set forth.

  7)

Dr. Gregory is not seeking ratification of anything.  This comment is not applicable to    the Form 10.

  8)

This comment has to do with the revision of a proxy statement.  It is not applicable to  the Form 10.

  9)

This comment is not applicable because the reverse split has already been effected.

10)

This comment is not applicable.

2.

The table of contents has been revised.

3.

The company has a defined business plan.  The merger or acquisition disclosure has been eliminated.

4.

When the company filed its preliminary proxy statement, it had no business, except to seek a merger or acquisition candidate, which was disclosed in the proxy statement.  Since then it has formulated a business plan.  The disclosure has been revised.

5.

The company has added the revocation and suspension of trading disclosure in the business development section of the Form 10, even though it is repeated elsewhere.  The company now seeks to register its stock under the Exchange Act so it can attempt to obtain a quotation for its common stock for the benefit of its shareholders.

6.

We filed a Form 15 on August 25, 2008 with the intention of terminating registration.  Unfortunately, the SEC did everything in its power to make it difficult for us to do so, despite our full cooperation and negotiation with the enforcement division, and the termination was never effected.  The disclosures have been revised.

7.

The boiler plate “research and development” language has been removed from the forward looking statement disclosure.  It is not applicable to the casket business.

8.

We have revised the disclosures to indicate that we have not yet acquired caskets, nor have we begun to market or sell them.  The disclosure has been expanded.

9.

The first full paragraph on page 4 has been revised to clarify that we do not have a contract with a funeral director.

10.

Although Dr. Gregory is funding the costs of this registration, there are no financing arrangements with principals and this disclosure has been eliminated.

11.

The company has no intellectual property.  The disclosures have been revised.

12.

The industry information has been revised.  It is derived from the Casket and Funeral Supply Association of America and the National Association of Funeral Directors.  We include statistical information from their website.

13.

The FTC regulation has been described in the revised disclosures.

14.

The company has no formal arrangement with the funeral home director and none is needed.  The company has been quoted a price of 54 caskets (per container) for a bulk sales price of $350 each.  The price is different from the wholesale cost of $685 because it is based on a bulk purchase.

15.

The supplier of the caskets is Ace Caskets.  The funeral director will not be involved in our purchasers, and we will purchase directly from the manufacturer.  The disclosure has been expanded.

16.

We have revised the risk factor and expanded the competition information.

17.

The number of employees has been disclosed, as well as the nature of their services.  We do not have commissioned salespeople yet.

18.

The disclosure has been revised to eliminate the word “additional.”  The risk factor sufficiently describes the lack of cash and financing activities to meet our cash needs and need not refer to the going concern opinion.

19.

Since Dr. Gregory has no experience in the casket business, we have eliminated the risk factor.

20.

There is only one sentence in this risk factor, and it relates only to dividends.

21.

The estimate of $50,000 for the next 12 months of operating includes the costs of accounting, audit fees, legal costs, corporate charter fees, filing costs, transfer agent fees and one container of caskets.  The disclosure has been modified.

22.

The word “advertising” has been removed from the disclosure, and the discussion of liquidity, which refers to capital available over liabilities, has been eliminated.

23.

The company’s offices are currently the home officers of the personal residence of the Chief Executive Officer.  The disclosure has been revised.

24.

Any storage facilities required in the first 12 months will be rented storage space.  The disclosure has been revised.

25.

The security ownership information has been updated as of September 30, 2009.

26.

The table clearly states that officers and directors own 69.8% of our common stock.

27.

Dr. Gregory is the Chief Executive Officer and Director.  All references have been revised.

28.

The disclosures have been expanded to describe the business of Jasmine’s Garden and Champion Financial.

29.

The table discloses all compensation, including stock compensation.  The word “all” has been substituted for “cash” in the first sentence.

30.

The correct total has been added.

31.

The valuation footnote has been added and the figure adjusted to match the figure in the statement of stockholder’s equity.

32.

 Dr. Gregory’s status as not independent has been disclosed.

33.

In my 22 years practice before the SEC, never has such a disclosure required so much detail.  The services performed were those typically rendered by a Chief Executive Officer, including reinstating a dead company and putting back on the right track so it will not be a total loss for all its shareholders.  The expenses advanced were to pay for transfer agent fees, legal fees, independent accountant fees and the defaulted corporate charter.

34.       The amounts due related parties and advances have been disclosed.

35.

The note has been corrected.

36.

Interim financial statements have been added to the filing to update the financial statements to September 30, 2009.

37.

Please refer to the filed exhibits filed simultaneously with the amendment.

38.

Exhibits 5.1 and 23.2 have been eliminated.

39.

The court adopted financial statements were used as a basis for the performance of the audit for the year ended December 31, 2006 so that part of the report remains.  Further references to the court adopted financial statements have been eliminated.

40.

A detailed description of management’s plan of operations has been included in the MD&A and the notes to financial statements.  At the time the notes were prepared the company did not have a plan of operations.

41.

The statement of cash flows has been corrected to show the cash inflow and outflows of the minor investment activities.

42.

Earnings per share figures have been rounded to the nearest two decimal places.

43.

The date of the stock issuance has been added.  We have changed the description of this transaction which occurred on August 20, 2007 to describe that the “Common stock issued to reimburse the Company’s Chief Executive Officer for payments made by him, and for services performed”.

44.

A detailed descripiton of the transaction, and how the value of the shares issued was determined.is included in Note 6 to the financial statements.

45.

Former management was not able to legally strip the company of its operating subsidiary.  The issuer is a U.S. holding company.  Its former subsidiary, its only operating entity, was a Chinese subsidiary with operations in China.  Former management, mostly Chinese, abandoned the holding company, let it fall into default with the Nevada Secretary of State, stopped filing financial reports, went back to China, and appropriated the operating subsidiary for themselves.  The current management does not have possession of any of the records of the operating subsidiary and cannot answer the detailed questions surrounding management’s usurpation of the entire subsidiary.   The Company has considered taking legal action against former management, but it has no resources to do so, and the effectiveness of such legal action is questionable because all of the potential defendants are Chinese nationals residing in China.

46.

The Company has attempted to contact Mr. Po and has been unable to do so.  The Nevada custodian filed a custodianship action because Mr. Po had abandoned the Company.  Therefore, nobody in current management of the Company has any idea what Mr. Po’s intentions may or may not be in contributing back to the Company.

47.

The Company was incorporated in Nevada on October 18, 1971.  After a public offering, the Company had limited operations through 1990 operating under the name Mr. Nevada, Inc.    During 1996 the Company changed its name to OVM International Holding Corporation whose only significant asset was a wholly-owned British Virgin Islands subsidiary, HVM Development Limited, which owned a 70% interest in Liuzhou HVM, a Sino-foreign equity joint venture company established under the laws of the PRC which was principally engaged in the manufacture and sale of prestressing equipment, components and hardware used in the construction of motorways, bridges, railroads, buildings, hydroelectric dams and power stations in the PRC and a 69.3% interest in the Construction Company,a PRC company which was principally engaged in providing engineering services for prestress construction projects. Accordingly,the company derived its revenues from the distributions paid to it by HDL resulting from distributions paid by Liuzhou HVM and the Construction Company, in accordance with the percentage interests held by the shareholders.  Sales for the years 1996 through 2001 were as follows:

1996

$ 19,480,000

1997

$ 15,798,000

1998

$ 20,567,000

1999

$ 22,737,000

2000

$ 11,930,000

2001

$ 14,656,000

9 months ended

9/30/2002

$ 10,409,000

After the Form 10Q was filed for the period ended September 30, 2002, the Company made no further filings.

On March 2, 2007 a complaint was filed against the Company in the Second Judicial District Court of the State of Nevada for Washoe County, and a custodian was appointed.  The appointed custodian investigated the assets, liabilities, and business condition of the Company and prepared a report as of December 31, 2006 and for the year beginning January 1, 2006 and ending December 31, 2006.  In his report, the custodian stated that he had been unable to location any assets belonging to the company and no record of any valid liabilities, liens, judgments, warrants, options or other claims against the company or its stock, and found that there were 12,070,000 common shares issued and outstanding which agreed with the outstanding shares as last reported by the company on September 30, 2002.

On May 30, 2007 the Court approved the financial statements report prepared by the custodian.

The definition of a development stage enterprise is “an entity that is devoting substantially all its efforts to establishing itself as a new business and either its principal operations have not commenced or its principal operations have commenced but have not generated a significant amount of revenue”.  Based upon the Court’s approval of the financial statements as of December 31, 2006 and for the year then ended the company determined that in accordance with FASC 915-10-05, the Company became a development stage enterprise at that time and effective as of January 1, 2006.  In addition the Company has not generated any revenue since the date of the Court approval and has changed management via the Court appointment of a sole officer and director  and is considered a development stage enterprise as defined in FASC 915-10-05 “Development Stage Entity”.

The accumulated deficit prior to the development stage in the amount of $3,732,970 was the amount determined by the custodian as of  December 31, 2005 and approved by the Court on May 30, 2007.

The Company’s management determined that since the Company had been an operating company with substantial sales prior to January 1, 2006 that it would not be considered a development stage enterprise prior to the January 1, 2006 effective beginning date approved by the Court.

48.

When the financial audit was performed, the Company did not have a plan of operations.  Since then it has developed the current plan.  The disclosures have been revised.

49.

The company no longer seeks a merger or acquisition candidate, and all of that language has been removed from the text and financial statements.  Therefore, there is no need to state that the company has not yet found a merger or acquisition candidate because it is not looking for one.

50.

The interim financial statements have been updated to September 30, 2009.  All titles have been corrected.

51.

The cash flow statement included in the unaudited financial statements for the six month period ended June 30, 2009 was not the most recent version that was reviewed by our auditor.  The auditor suggested several changes, including changes to the cash flows statement.   We are attaching the last version of the financial statements for the six month period ended June 30, 2009 which addresses this comment.

52.

The cash flow statement included in the unaudited financial statements for the six month period ended June 30, 2009 was not the most recent version that was reviewed by our auditor.  The auditor suggested several changes, including changes to the cash flows statement.   We are attaching the last version of the financial statements for the six month period ended June 30, 2009 which addresses this comment.

We have added Note 7 to the notes to the financial statements for the six months ended June 30, 2009 to discuss the description, cost and date acquired for the investments purchased, and the sales price and date sold.

53.

The cash flow statement included in the audited financial statements for the year  ended December 31, 2008 was not the most recent version.  Our auditor suggested several changes, including changes to the cash flows statement for them to be in conformity with GAAP.   We are attaching the last version of the financial statements for the year ended June 30, December 31, 2008 which addresses this comment.  The net loans in the amount of $10,986 are disclosed as cash flows from financing activities.

The loan was paid off on September 3, 2008.  This additional disclosure is included in the related parties note to the December 31, 2008 financial statements.

54.

The related party disclosure has been made in Note 5 to the December 31, 2008 financial statements.

I trust that the Company’s amendments and responses have satisfied the staff’s concerns.  Please also be advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

KENNETH EADE

cc: Dr. Gregory